Third Quarter 2007 Report to Shareholders

For the Nine Months Ended May 31, 2007
(Unaudited)

Corus Entertainment Inc.
Third Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	5
Overview of Consolidated Results	5
Revenues	6
Direct cost of sales, general and administrative expenses	6
Depreciation	6
Amortization	6
Interest on long-term debt	6
Debt refinancing loss	6
Other expense, net	7
Income taxes	7
Net income	7
Radio	8
Television	9
Content	11
Corporate	12
Quarterly Consolidated Financial Information	12
Risks and Uncertainties	13
Financial Position	13
Liquidity and Capital Resources	14
Cash flows	14
Liquidity	15
Net debt to segment profit	15
Off-balance sheet arrangements and derivative financial instruments	15
Contractual commitments	15
Outstanding Share Data	15
Changes in Internal Control Over Financial Reporting	15
Key Performance Indicators	16
Free cash flow	16
Net debt	16
Net debt to segment profit	16
Consolidated Financial Statements and Notes	17

Corus Entertainment Inc.
Third Quarter Report to Shareholders

HIGHLIGHTS

(These highlights are derived from the unaudited consolidated financial statements) (thousands of Canadian dollars except per share data)	Three months ended May 31,		Nine months ended May 31,
	2007	2006	2007	2006
Revenues	197,612	181,562	581,539	541,291
Segment profit
Radio	24,227	21,141	57,824	52,508
Television	45,621	41,700	146,907	130,745
Content	52	477	3,188	2,270
Corporate	(6,432)	(5,547)	(17,472)	(16,147)
Eliminations	32	(69)	290	228
	63,500	57,702	190,737	169,604

Net income (loss)	29,587	23,154	85,799	(11,171)
Earnings (loss) per share
Basic	$0.70	$0.55	$2.03	$(0.26)
Diluted	0.68	0.54	1.98	(0.26)
Weighted average number of shares outstanding (in thousands)
Basic	42,368	42,283	42,240	42,629
Diluted	43,372	43,176	43,281	42,629

Significant Events in the Quarter

☐
On March 8, 2007, the Company received four Canadian Music Industry Awards. For the third consecutive year, Toronto’s 102.1 the Edge was named Rock Station of the Year while Toronto’s Q107 took home the award for Classic/Gold Station of the Year and Calgary’s Country 105 was awarded Country Station of the Year. Wrapping up the evening, Q107 also took home the Promotion of the Year Award for the Derringer’s Search for the Funniest Person with a Day Job promo.

☐	On March 31, 2007, the Company paid a quarterly dividend of $0.2125 and $0.215 to holders of its Class A and Class B shares respectively.
☐
On April 3, 2007, the Company announced it had formed a partnership with DIC Entertainment and Sparrowhawk Media to launch KidsCo, a 24/7 multi-platform channel dedicated to delivering family-friendly programming to over 40 territories worldwide. The unique channel will begin rolling out in 2007 utilizing content from Nelvana and DIC’s extensive libraries and Sparrowhawk’s U.S.-based state-of-the-art broadcast distribution facility and international network of affiliates.

☐	On April 11, 2007, the Company’s radio station CKAC launched its new all-sports format in the Montréal market.
☐
On April 16, 2007, the Company announced that  Nelvana Enterprises continues to expand its digital distribution network by selling its animated and live-action content through Amazon Unbox, Amazon.com’s video download service that offers digital downloads of movies and television shows in the U.S. market.

☐
On April 17, 2007, the Company announced that Nelvana Enterprises will distribute the animated classic Babar through Azureus Inc.’s newly enhanced broadband aggregation and distribution platform, Vuze. All 78 episodes of the Babar television series, as well as the feature-length films, Babar: King of the Elephants and Babar and Father Christmas, will be available to rent or download-to-own in multiple languages at www.vuze.com in the United Kingdom, Australia, New Zealand, Italy, the United States and Russia.

☐
On April 20, 2007, the Company announced that it had entered into an agreement with the City of Toronto to become the primary tenant of a new building that will lead the way in the revitalization of the Toronto waterfront. The Company’s approximately 1,300 Toronto-based employees are targeted to move into the new building in the winter of 2009/spring 2010.

☐	On April 30, 2007, the Company paid a monthly dividend of $0.0825 and $0.08333 to holders of its Class A and Class B shares respectively.
☐
On May 7, 2007, the Company introduced video advertising streams to its lineup of kids broadband program offerings.  With a library of over 1,000 videos including 200 full-length episodes of kid-favoured programming, the Company continues to lead the way in offering online entertainment to kids.

☐
On May 14, 2007, the Company and Cogeco Inc. announced that they had joined forces to form a new company, Groupe Force Radio.  The new company will represent Quebec radio stations (5 Cogeco, 13 Corus and 12 Radio-Nord) in their national sales efforts.

☐	On May 30, 2007, the Company paid a monthly dividend of $0.0825 and $0.08333 to holders of its Class A and Class B shares respectively.

Significant Events Subsequent to the Quarter

☐
On June 18, 2007, the Company announced that it had reached an agreement with Groupe Génération Rock Inc. to purchase Sherbrooke radio station CIGR-FM (Génération Rock). The transaction is subject to approval by the Canadian Radio-television and Telecommunications Commission (“CRTC”) and the acquisition price for the station is approximately $1.1 million Cdn (subject to the customary closing adjustments).

☐	On June 22, 2007, the CRTC approved the Company’s sale of its interest in The Documentary Channel to the CBC.
☐
On June 23, 2007, the Radio Television News Directors Assocation honoured the best in journalism in Canada.  The Company received two awards: 630 CHED’s The Inside Story with Michelle Boden won the Dan McArthur Award (in-depth/investigative news) and AM 640 (CFMJ) won the Sam Ross Award (editorial/commentary) for its Toronto Radio for Dirty Carols story. The Company’s CKNW AM 980 station also received an honourable mention for “continuing coverage” with Storm Season.

☐	On June 29, 2007, the Company paid a monthly dividend of $0.0825 and $0.08333 to holders of its Class A and Class B shares respectively.
☐
On July 6, 2007, the CRTC approved the Company’s purchase of Winnipeg radio station CJZZ 99.1 Cool FM and Kitchener radio station CKBT 91.5 The Beat from CanWest MediaWorks.  This transaction is expected to close in the fourth quarter of fiscal 2007.

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three and nine-month periods ended May 31, 2007 is prepared at June 30, 2007.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2006 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of applicable securities laws.  These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form.  Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

Overview of Consolidated Results

The third quarter was highlighted by continued revenue and segment profit growth from our broadcasting segments and another quarter of positive segment profit contribution from Content.  Net income for the quarter was $29.6 million on revenues of $197.6 million, as compared to net income of $23.2 million on revenues of $181.6 million in the prior year.  Radio and Television delivered segment profit growth in the third quarter of 15% and 9% respectively.  Please refer to the discussion of segmented results for further analysis, including a discussion of changes to the reportable segments.

Financial Results

Revenues

Revenues for the third quarter were $197.6 million, an increase of 9% over $181.6 million last year.  Radio and Television experienced increases of 4% and 9% respectively, while Content increased by 34% in the quarter.  For the nine-month period, revenues of $581.5 million represented a 7% increase over $541.3 million last year.  Radio and Television experienced increases of 4% and 9% respectively, while Content increased by 12%.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the third quarter were $134.1 million, up 8% from $123.9 million in the prior year.  For the nine-month period, expenses were $390.8 million, up 5% from the prior year.  Expense increases in Television were the result of higher program rights and film amortization, while expenses at Content increased as the result of higher revenues.  Please refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense for the third quarter was $5.3 million, a decrease of $0.4 million from last year, while for the nine-month period depreciation expense of $15.8 million represented a $0.1 million increase over the prior year.  These fluctuations reflect the timing of capital expenditures.

Amortization

Amortization expense for the third quarter was $0.3 million, down from $0.8 million last year, while for the nine-month period amortization expense of $1.3 million represented a $1.1 million decrease from the prior year.  The decrease is a result of deferred start-up and reformatting costs becoming fully amortized.  The remaining $4.4 million in deferred financing charges relating to the Company’s bank facility is being amortized over the remaining life of the facility.

Interest on long-term debt

Interest expense for the third quarter was $9.1 million, up from $9.0 million last year, while for the nine-month period interest expense of $27.0 million represented a decrease of $7.6 million from the prior year.  The Company refinanced its debt at the end of January 2006, with the result that the Senior Subordinated Notes (“Notes”), which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin.  Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate for the first nine months of fiscal 2007 was 5.3% on bank loans.

Debt refinancing loss

In the second quarter of fiscal 2006, the Company purchased and cancelled U.S.$373.6 million of its Notes.  Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the Notes were effectively terminated.  In order to fund the purchase of the Notes, the Company amended its credit facility with a syndicate of banks.  These transactions resulted in the Company recording a pre-tax debt restructuring loss of $132.0 million in the second quarter of fiscal 2006.  The components of this loss include mark-to-market payments on the cross-currency agreement termination, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes, and other fees.

Other expense, net

Other expense for the third quarter was $0.7 million, compared to other expense of $4.6 million in the prior year, while for the year-to-date other expense of $7.2 million in the current year represents an increase of $3.8 million from other expense of $3.4 million in the prior year.  The current year includes restructuring charges of $7.4 million, incurred primarily in the Television segment in the first quarter, while the prior year includes $4.1 million in restructuring charges, incurred primarily in the Radio segment in the third quarter.  Interest income declined from $2.3 million in the prior year to $0.7 million in the current year, resulting from lower cash and cash equivalents balances.

Income taxes

The effective tax rate for the first nine months of fiscal 2007 was 35.6%, consistent with the Company’s 35.4% statutory rate.

Net income

Net income for the third quarter was $29.6 million, as compared to $23.2 million last year.  Earnings per share for the third quarter were $0.70 basic and $0.68 diluted, compared with $0.55 basic and $0.54 diluted last year.  For the year-to-date, net income in fiscal 2007 is $85.8 million, or $2.03 basic and $1.98 diluted earnings per share, compared to a loss of $11.2 million, or $0.26 basic and diluted loss per share, in the same period last year.

Radio

The Radio division comprises 50 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is Canada’s leading radio operator in terms of revenues and audience reach.

Financial Highlights

	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	74,765	71,904	209,192	202,080
Direct cost of sales, general and administrative expenses	50,538	50,763	151,368	149,572
Segment profit	24,227	21,141	57,824	52,508

Revenues for the third quarter were $74.8 million, up 4% from the corresponding period last year.  Local airtime revenues for the quarter increased by 3% compared to the prior year, while national airtime sales revenues were up 10% over the prior year.  For the nine-month period, revenues of $209.2 million also represented a 4% increase from the prior year.  Local airtime revenues increased by 1%, while national airtime sales were up 9% from the prior year.  Revenue growth for the quarter and year-to-date was experienced in all regions, with Calgary, Edmonton and Toronto contributing above market average growth in the period, as indicated by the Trans-Canada Radio Advertising by Market (“TRAM”) Report for the nine months ended May 31, 2007.  The Company has taken measures to address its challenges in the Quebec market, where Corus’ growth is now beginning to keep pace with the market average growth.  Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong ad market in Western and Central Canada.

Direct cost of sales, general and administrative expenses for the third quarter were $50.5 million, down slightly from $50.8 in the corresponding period last year.  For the nine-month period, expenses of $151.4 million represented a 1% increase over the prior year.  This increase over the prior year was due largely to a modest increase in employee-related costs.

Segment profit for the third quarter was $24.2 million, an increase of 15% from last year.  For the nine-month period, segment profit was $57.8 million, an increase of 10% from the prior year.  This segment profit increase represents a slight margin improvement for the Radio segment.

Television

The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in three digital television channels: SCREAM, Discovery Kids Canada and The Documentary Channel; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio.

The increase of Television’s interest in TELETOON from 40% to 50% and the absorption of the Nelvana production studio occurred at the start of fiscal 2007.  The segment results of Television for the prior year have been restated to reflect certain aspects of the change related to the Nelvana production studio.  The impact of this restatement on the first three quarters of fiscal 2006 is to increase Television’s revenues and segment profit by $6.3 million and $0.6 million, respectively.  For other aspects of the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

Financial Highlights
	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	109,242	100,631	332,051	304,983
Direct cost of sales, general and administrative expenses	63,621	58,931	185,144	174,238
Segment profit	45,621	41,700	146,907	130,745

Revenues for the third quarter were $109.2 million, up 9% from the corresponding period last year.  Revenues of $332.1 million for the nine-month period represented a 9% increase from the prior year.  Revenue growth was driven by advertising growth of 10% for the quarter and 11% for the year-to-date, and subscriber growth of 7% and 9% for the quarter and year-to-date, respectively.  These increases were partially offset by a slight decline in other ancillary revenues.  The strong advertising results were driven by double-digit revenues growth in CMT and W Network.  Specialty advertising growth was 12% for the quarter and 13% for the nine-month period, while total revenues from local and other television properties in the quarter were down slightly from the prior year.  Excluding the impact of the TELETOON acquisition, specialty advertising revenues grew by 9% for the quarter and nine-month period.  Subscriber revenue growth was driven by increases across all networks.  Movie Central finished the quarter with 887,000 subscribers, up 8% from the same time last year.

Direct cost of sales, general and administrative expenses were $63.6 million for the third quarter, up 8% from the prior year, and $185.1 million for the nine-month period, up 6% from the prior year.  The increase was primarily due to higher programming costs, as amortization of program rights and film investments and other cost of sales increased by 8% for the quarter and 9% for the nine-month period over the prior year.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license.  These increased costs were offset by effective cost containment in other general and administrative overhead.  These costs increased by 7% over the prior year’s quarter, and up 3% over the prior year for the nine-month period.  This increase is due to the additional 10% of TELETOON, as well as the timing of marketing spending related to the premium television business.  Excluding the impact of the TELETOON acquisition, other general and administrative expenses increased by 6% in the quarter and 2% in the nine-month period.  Television incurred $5.3 million in restructuring expenses, primarily in the first quarter, related to the consolidation of the Edmonton facility into the Toronto operations.  These costs are reflected in Other expense, net, and are excluded from segment profit.

Segment profit for the third quarter was $45.6 million, up 9% from the prior year, while segment profit of $146.9 million for the nine-month period represented a 12% increase over the prior year.  Of this growth, 2% in both the quarter and year-to-date is due to the acquisition of an additional 10% share in TELETOON in the first quarter.

Content

The Content division participates in the distribution of television programs and the sale and licensing of related products and rights.

The absorption of the Nelvana production studio into Television occurred at the start of fiscal 2007.  The segment results of Content for the prior year have been restated to reflect certain aspects of this change.  The impact of this restatement on the first three quarters of fiscal 2006 is to decrease Content’s revenues and segment profit by $6.3 million and $0.6 million, respectively.  For other aspects of the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

Financial Highlights

	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Revenues	14,606	10,914	43,672	39,072
Direct cost of sales, general and administrative expenses	14,554	10,437	40,484	36,802
Segment profit	52	477	3,188	2,270

Revenues for the third quarter were $14.6 million and $43.7 million for the nine-month period, representing a 12% increase from the prior year.  This increase is due to the fact that Content received more episodes from the Nelvana production studio for distribution in the current year than in the prior year.  Included in Content’s revenues for the quarter and nine-month period are inter-company revenues of $1.0 million and $3.4 million, respectively.  These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the third quarter were $14.6 million, up 39% from the prior year.  This increase is the result of higher revenues in the quarter.  For the nine-month period, expenses increased by 10%.  Direct cost of sales were higher than the prior year due to increased revenues, while general and administrative expenses were down due a restructuring undertaken in the fourth quarter of fiscal 2006.  During the first quarter of fiscal 2007, Content incurred an additional $0.8 million in expenses related to a restructuring of the publishing business.  These costs are reflected in Other expense, net, and are excluded from segment profit.

Segment profit for the third quarter was $0.1 million, compared to $0.5 million in the same period last year.  The Content division continues to perform in line with the Company’s current expectations of modest segment profit.

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Stock-based compensation	2,842	2,764	6,967	6,551
Other general and administrative costs	3,590	2,783	10,505	9,596
General and administrative expenses	6,432	5,547	17,472	16,147

General and administrative expenses increased to $6.4 million in the third quarter from $5.5 million in the same period last year, and for the nine-month period increased to $17.5 million from $16.1 million last year.

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”) and the issuance of stock options.  The increase in the quarter and year-to-date reflects the impact of Corus’ higher average share price since the corresponding periods of fiscal 2006.  This increase has been reduced by income generated by a derivative instrument entered into in fiscal 2007 in order to offset the Company’s exposure to changes in the fair value of certain obligations under the Company’s PSU plan.

Other general and administrative costs are up from the prior year primarily as a result of continued investment in information technology.

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended May 31, 2007.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2006.

(thousands of Canadian dollars
except per share amounts)
	Revenues	Segment profit	Net income	Earnings (loss) per share
			(loss)	Basic	Diluted
2007
3rd quarter	197,612	63,500	29,587	$0.70	$0.68
2nd quarter	174,729	47,320	19,543	0.46	0.45
1st quarter	209,198	79,917	36,669	0.87	0.85
2006
4th quarter	184,979	44,515	46,642	$1.11	$1.09
3rd quarter	181,562	57,702	23,154	0.55	0.54
2nd quarter	164,388	42,151	(65,732)	(1.54)	(1.54)
1st quarter	195,341	69,751	31,407	0.73	0.72
2005
4th quarter	175,279	42,571	9,662	$0.23	$0.22

Seasonal Fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2006, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results

☐	Net income for the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.
☐
The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company’s Notes, as well as the termination of the cross-currency agreements associated with the Notes.  The after-tax impact of these transactions was approximately $82.6 million or $1.95 per share.

Risks and Uncertainties

On October 19, 2006, the Federal Court of Appeal set aside the 2005 decision of the Copyright Board, dealing with the Society of Composers, Authors and Music Publishers of Canada’s (“SOCAN”) commercial radio tariff.  The original Board decision modified the rates radio stations pay to SOCAN, introducing a two-tier payment system based on each station’s annual revenues. The Court ordered that the matter be referred back to the Copyright Board for its reconsideration.  It is uncertain what impact this decision will have on Corus’ financial results and position.

On December 14, 2006, the Federal Court of Canada ruled that the Part II License Fees paid by Canadian Radio-television and Telecommunications Commission (“CRTC”) licensees are an unlawful tax.  Corus has paid these fees since the Company’s inception in 1999, and in fiscal 2006 the Company remitted approximately $5.0 million in Part II License Fees to the CRTC.  It is uncertain what impact this decision will have on Corus’ financial results and position.

Except as noted above, there have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2006.

Financial Position

Total assets at May 31, 2007 were $1.94 billion, compared to $1.84 billion at August 31, 2006.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2006.

Current assets increased by $15.6 million.  Cash and cash equivalents decreased by $15.3 million.  The Company has experienced marginally positive free cash flow, resulting from the TELETOON acquisition, which was offset by cash used in financing activities.  Accounts receivable increased by $23.2 million from year end.  The accounts receivable balance typically grows in the third quarter as a result of the broadcast revenue cycle.

Non-current assets increased by $78.2 million.  Tax credits receivable increased as a result of accruals related to film production.  Investments and other assets, capital assets and deferred charges did not change significantly from their year-end balances.  Program and film rights (current and non-current) increased by $23.1 million, as accruals for acquired rights of $113.6 million and $6.6 million acquired in the TELETOON acquisition were offset by amortization of $101.6 million.  Program rights increased due to the acquisition of programming for the fall launch, and increases in condition of license requirements due to revenue growth.  Film investments increased by $6.2 million as net film spending of $45.7 million was offset by film amortization and accruals for tax credits.  Broadcast licenses increased by $13.9 million and goodwill increased by $34.1 million as a result of the TELETOON acquisition in the first quarter.

Current liabilities increased by $4.8 million.  Accounts payable and accrued liabilities decreased by $2.8 million and income taxes payable increased by $7.6 million.  Accounts payable and accrued liabilities related to working capital decreased by $5.9 million, while non-working capital accruals for program rights and film investments increased by $3.0 million, as the Company invests in television programming.  Income taxes payable increased due to the timing of income tax installments.

Non-current liabilities increased by $31.3 million.  Long-term debt increased by $19.1 million, as the Company used its credit facility to finance the TELETOON acquisition in the quarter.  Deferred credits decreased by $5.4 million primarily due to the payment of public benefit liabilities.   Net future tax liability (including current future tax asset) increased by $17.4 million due to the TELETOON acquisition, as well as the utilization of tax loss carry-forwards.  Other long-term liabilities decreased by $3.0 million as certain liabilities became current in nature.

Share capital increased by $15.6 million as a result of the exercise of employee stock options, offset by the repurchase and cancellation of shares with a book value of $11.1 million under the Company’s normal course issuer bid.  Contributed surplus increased by $2.4 million as a result of expensing stock-based compensation for the period.  Cumulative translation adjustment increased by $0.4 million due to the translation of the net assets of self-sustaining foreign operations.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position has decreased by $15.3 million in the first nine months of fiscal 2007, compared to a decrease of $82.3 million in the prior year.  Positive free cash flow for fiscal 2007 to date is $0.2 million compared to an inflow of $63.9 million in the prior year.  This decrease is due primarily to the $46.6 million acquisition of an additional 10% interest in TELETOON in the first quarter of fiscal 2007.  After adding back the cost of this investment, free cash flow in fiscal 2007 to date is $46.9 million.  The Company expects that certain timing differences relative to the prior year will be settled by the end of the fiscal year, and that free cash flow will be within the Company’s stated guidance range.

Cash provided by operating activities in fiscal 2007 to date is $64.7 million, compared to $66.1 million last year.  This decrease is a result of higher payments for program rights and film investments in the current year.  This has been offset by lower interest payments on the new bank facility.

Cash used in investing activities in fiscal 2007 is $64.5 million, compared to cash used of $2.2 million last year. The current year includes $46.6 million in cash outflow related to the TELETOON acquisition, while the prior year includes $10.6 million in proceeds from the sale of certain radio assets and $8.1 million in proceeds for the disposal of investments.  Capital expenditures are at the same level as the prior year and for the full year are expected to be slightly lower than in the prior year.

Cash used in financing activities in fiscal 2007 is $15.5 million compared to cash used of $146.2 million in the prior year.  The prior year included the refinancing of long-term debt, and the unwinding of the associated cross-currency swap agreements.  In the current year, the Company drew on its credit facility in order to finance the TELETOON acquisition in the first quarter.  The Company continued purchasing its own shares under an issuer bid that began in the second quarter of fiscal 2006.  To the end of the third quarter, 524,100 shares had been purchased at an average price of $46.52 per share for cash consideration of $24.4 million.  The exercise of employee stock options resulted in $25.7 million in cash receipts, while $34.2 million in dividends were paid.

Liquidity

As at May 31, 2007, the Company has available $180.0 million under a revolving term credit facility that matures on January 24, 2011.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at May 31, 2007, the Company had a cash balance of $28.4 million and a total working capital balance of $98.0 million.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at May 31, 2007, net debt was $587.1 million, up from $552.7 million at August 31, 2006.  This increase in net debt is a result of the cash flows incurred to acquire 10% of TELETOON in the first quarter.  Net debt to segment profit at May 31, 2007 was 2.5 times, down from 2.6 times at August 31, 2006.  This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

During fiscal 2006 the Company entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans.  The estimated fair value of these agreements at May 31, 2007 is $9.6 million.  No asset has been included in the consolidated balance sheets.

During the first quarter of fiscal 2007 the Company entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its performance share unit plan.  As this derivative does not qualify for hedge accounting, the fair value of $0.8 million for this derivative has been included as an asset in the consolidated balance sheet as at May 31, 2007.

Contractual commitments

In fiscal 2007, the Company has added the following contractual obligations related to a 20-year lease agreement with the City of Toronto:

(thousands of Canadian dollars)	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	187,720	-	5,201	13,870	168,649

Outstanding Share Data

As at June 30, 2007, 1,722,929 Class A Voting Shares and 40,718,859 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the three and nine months ending May 31, 2007 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2006, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.  Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

Free cash flow

	Three months ended May 31,		Nine months ended May 31,
(thousands of Canadian dollars)	2007	2006	2007	2006
Cash provided by (used in):
Operating activities	34,596	27,497	64,711	66,115
Investing activities	(7,083)	(489)	(64,489)	(2,168)
Free cash flow	27,513	27,008	222	63,947

Net debt

(thousands of Canadian dollars)	As at May 31, 2007	As at August 31, 2006
Long-term debt	615,485	596,362
Cash and cash equivalents	(28,352)	(43,636)
Net debt	587,133	552,726

Net debt to segment profit

(thousands of Canadian dollars except ratios)	As at May 31, 2007	As at August 31, 2006
Net debt [numerator]	587,133	552,726
Segment profit (1) [denominator]	235,252	214,119
Net debt to segment profit	2.5	2.6

(1)  Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

[unaudited]	As at May 31,	As at August 31,
(in thousands of Canadian dollars)	2007	2006
ASSETS [note 5]
Current
Cash and cash equivalents	28,352	43,636
Accounts receivable	166,138	142,934
Prepaid expenses and other	8,954	7,332
Program and film rights	110,173	104,723
Future tax asset	15,157	14,535
Total current assets	328,774	313,160

Tax credits receivable	21,467	13,226
Investments and other assets	30,450	29,642
Property, plant and equipment, net	77,116	78,417
Program and film rights	97,035	79,380
Film investments [note 2]	66,933	60,779
Deferred charges	4,400	5,655
Broadcast licenses [note 3]	519,075	505,212
Goodwill [note 3]	790,813	756,738
	1,936,063	1,842,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 4]	173,537	176,384
Income taxes payable	12,230	4,583
Total current liabilities	185,767	180,967

Long-term debt [note 5]	615,485	596,362
Deferred credits [note 6]	23,288	28,691
Future tax liability	98,504	80,447
Other long-term liabilities	23,886	26,865
Non-controlling interest	13,902	11,379
Total liabilities	960,832	924,711

SHAREHOLDERS’ EQUITY
Share capital [note 7]	886,139	870,563
Contributed surplus [note 13]	9,270	6,878
Retained earnings	91,778	51,585
Cumulative translation adjustment [note 12]	(11,956)	(11,528)
Total shareholders’ equity	975,231	917,498
	1,936,063	1,842,209

See accompanying notes

On behalf of the Board,

John M. Cassaday                                                                           Heather A. Shaw
President and Chief Executive Officer                                          Executive Chair
July 10, 2007

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

[unaudited]	Three months ended		Nine months ended
(in thousands of Canadian dollars	May 31,		May 31,
except per share amounts)	2007	2006	2007	2006
Revenues	197,612	181,562	581,539	541,291
Direct cost of sales, general and administrative expenses	134,112	123,860	390,802	371,687
Depreciation	5,286	5,707	15,788	15,733
Amortization	300	823	1,255	2,306
Interest on long-term debt	9,114	9,041	27,021	34,581
Debt refinancing loss	-	-	-	131,951
Other expense, net [note 4]	674	4,644	7,237	3,393
Income (loss) before income taxes and non-controlling interest	48,126	37,487	139,436	(18,360)
Income tax expense (recovery)	17,184	13,290	49,590	(10,072)
Non-controlling interest	1,355	1,043	4,047	2,883
Net income (loss) for the period	29,587	23,154	85,799	(11,171)
Retained earnings, beginning of period	88,329	7,002	51,585	50,802
Dividends	(14,084)	(4,170)	(32,276)	(10,566)
Share repurchase excess [note 7]	(12,054)	(8,041)	(13,330)	(11,120)
Retained earnings, end of period	91,778	17,945	91,778	17,945

Earnings (loss) per share [note 10]
Basic	$0.70	$0.55	$2.03	$(0.26)
Diluted	0.68	0.54	1.98	(0.26)

Weighted average number of shares outstanding [in thousands]
Basic	42,368	42,283	42,240	42,629
Diluted	43,372	43,176	43,281	42,629

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[unaudited]	Three months ended May 31,		Nine months ended May 31,
(in thousands of Canadian dollars)	2007	2006	2007	2006
OPERATING ACTIVITIES
Net income (loss) for the period	29,587	23,154	85,799	(11,171)
Add (deduct) non-cash items:
Depreciation	5,286	5,707	15,788	15,733
Amortization of program and film rights	35,398	31,888	101,562	92,023
Amortization of film investments	7,389	7,864	26,357	22,014
Other amortization	300	823	1,255	2,306
Future income taxes	4,911	3,235	12,958	(40,872)
Non-controlling interest	1,355	1,043	4,047	2,883
Foreign exchange losses (gains)	-	(31)	33	(356)
Stock-based compensation	3,989	2,764	10,040	6,551
Debt refinancing loss	-	-	-	131,951
Other	614	1,804	1,151	2,957
Net change in non-cash working capital balances related to operations	(1,870)	2,831	(33,510)	(19,984)
Payment of program and film rights	(36,171)	(40,753)	(115,075)	(103,135)
Net additions to film investments	(16,192)	(12,832)	(45,694)	(34,785)
Cash provided by operating activities	34,596	27,497	64,711	66,115

INVESTING ACTIVITIES
Additions to property, plant and equipment	(4,886)	(6,685)	(14,439)	(14,648)
Business combinations	-	-	(46,645)	-
Increase (decrease) in other investments, net	(498)	8,315	(574)	8,076
Decrease in public benefits associated with acquisitions	(1,699)	(2,119)	(4,302)	(6,165)
Proceeds from sale of assets	-	-	1,471	10,569
Cash used in investing activities	(7,083)	(489)	(64,489)	(2,168)

FINANCING ACTIVITIES
Increase (decrease) in bank loans	(5,093)	(10,574)	19,838	622,780
Notes repurchase and swap termination	(553)	(1,120)	(634)	(727,741)
Additions to deferred financing charges	-	-	-	(6,000)
Decrease in other long-term liabilities	(142)	(131)	(472)	(483)
Issuance of shares under stock option plan	7,841	1,462	25,678	4,036
Shares repurchased	(21,783)	(19,753)	(24,380)	(27,402)
Dividends paid	(16,168)	(4,220)	(34,246)	(6,352)
Dividends paid to non-controlling interest	-	(4,674)	(1,524)	(5,304)
Other	-	-	234	230
Cash used in financing activities	(35,898)	(39,010)	(15,506)	(146,236)
Net decrease in cash and cash equivalentsduring the period	(8,385)	(12,002)	(15,284)	(82,289)
Cash and cash equivalents, beginning of period	36,737	67,799	43,636	138,086
Cash and cash equivalents, end of period	28,352	55,797	28,352	55,797

See accompanying notes

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2007
(in thousands of Canadian dollars except share information)

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries [“Corus” or the “Company”].  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2006.

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2006 annual consolidated financial statements.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] and the Content business has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity.   Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as the timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter.  As well, cash flows may fluctuate and are not necessarily closely related to revenue recognition.

2.	FILM INVESTMENTS

	As at May 31, 2007	As at August 31, 2006
Projects in development and in process, net of advances	17,951	17,397
Completed projects and distribution rights	30,366	28,721
Investments in third-party-produced film projects	18,616	14,661
	66,933	60,779

3.	BUSINESS COMBINATIONS

In the first quarter of fiscal 2007, the Company completed the acquisition of an additional 10% share of TELETOON, to increase its ownership interest in this television network from 40% to 50%.  The total cash consideration paid was $46.6 million.  This investment will continue to be accounted for as a joint venture, and as such the net assets acquired and results of operations are proportionately

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2007
(in thousands of Canadian dollars except share information)

consolidated from the date of acquisition.  The Company has not yet finalized the valuation of intangibles for the purpose of allocating the purchase cost of the acquisition.  The preliminary purchase equation, which was accounted for using the purchase method, is summarized below:

Consideration given:
Cash	46,645

Assigned value of net assets acquired:
Current assets	1,473
Property, plant and equipment	48
Program and film rights	6,555
Broadcast licenses	13,863
Goodwill	34,075
Accrued liabilities	(4,890)
Future tax liabilities	(4,479)
46,645

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

In fiscal 2006 the Company recorded restructuring expenses of $4,165 in the Radio segment and $6,728 in the Content segment related primarily to severance and other restructuring activities.  In fiscal 2007, the Company recorded an additional $7,384 in restructuring expenses, related primarily to severance and other restructuring activities in the Television segment in the first quarter.  These costs are included in Other expense, net.  To date, $15,829 has been paid in respect of these provisions, and as at May 31, 2007, $2,448 remains unpaid.  The Company anticipates that these provisions will be substantially paid in fiscal 2007.

5.	LONG-TERM DEBT

	As at May 31, 2007	As at August 31, 2006
Senior Subordinated Notes	-	601
Bank loans	615,485	595,761
	615,485	596,362

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at May 31, 2007, the weighted average interest rate on the outstanding bank loans was 5.5%.  The Company has entered into Canadian interest rate swap agreements to fix the interest rate at 4.13% plus a margin on $400,000 of the Term Facility for the full term of the facility.  Interest on the bank loans averaged 5.3% for the first nine months of fiscal 2007.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at May 31, 2007.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2007
(in thousands of Canadian dollars except share information)

6.	DEFERRED CREDITS

	As at May 31, 2007	As at August 31, 2006
Public benefits associated with acquisitions	8,013	11,615
Unearned revenue from distribution and licensing of film rights	9,317	11,415
Other	5,958	5,661
	23,288	28,691

7.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares [“Class A Voting Shares”], as well as an unlimited number of Class B non-voting participating shares [“Class B Non-Voting Shares”], Class A Preferred Shares, and Class 1 and Class 2 preferred shares.

Issued and Outstanding

The changes in the Class A Voting and Class B Non-Voting Shares since August 31, 2006 are summarized as follows:

	Class A Voting Shares		Class B Non-Voting Shares		Total
	#	$	#	$	$
Balance, August 31, 2006	1,723,929	26,700	40,281,529	843,863	870,563
Conversion of Class A Voting Shares to Class B Non-Voting Shares	(1,000)	(16)	1,000	16	-
Issuance of shares under Stock Option Plan	-	-	955,840	26,392	26,392
Shares repurchased	-	-	(524,100)	(11,050)	(11,050)
Repayment of executive stock purchase loans	-	-	-	234	234
Balance, May 31, 2007	1,722,929	26,684	40,714,269	859,455	886,139

Stock Option Plan

Under the Company’s Stock Option Plan, the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The maximum number of shares that can be reserved for issuance under the plan is 4,084,642.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2007
(in thousands of Canadian dollars except share information)

No options were granted during the first nine months of fiscal 2007.

As at May 31, 2007, the Company has outstanding stock options for 2,429,779 Class B Non-Voting Shares, of which 1,884,289 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2007, the Company has recorded stock-based compensation expense for the three- and nine-month periods of $744 and $2,259 respectively (2006 - $734 and $2,181).  This charge has been credited to contributed surplus.

For options granted to employees prior to August 31, 2003, had compensation costs for the Company's Stock Option Plan been determined based on the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	Three months ended May 31,		Nine months ended May 31,
	2007	2006	2007	2006
Net income (loss)	29,587	23,154	85,799	(11,171)
Pro forma net income (loss)	29,579	22,887	85,740	(12,175)
Pro forma basic earnings (loss) per share	$0.70	$0.54	$2.03	$(0.29)
Pro forma diluted earnings (loss) per share	0.68	0.53	1.98	(0.29)

Performance Share Units

The Company has granted Performance Share Units (“PSUs”) to certain employees.  Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange (“TSX”) at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the three and nine months ended May 31, 2007 in respect of this plan was $1,816 and $3,861 (2006 - $2,030 and $4,370).  The current year’s expense includes a credit of $3,073 generated by a total return swap entered into in fiscal 2007 in order to limit the Company’s exposure to changes in the fair value of certain obligations under the PSU plan.

Long-term Incentive Plan

In fiscal 2006, the Company implemented a new long-term incentive plan for senior management based on share appreciation targets.  The Company has recorded stock-based compensation expense for the three and nine-month periods of fiscal 2007 of $282 and $847, respectively (2006 - nil).  This charge has been credited to contributed surplus.

Normal Course Issuer Bid

On February 12, 2007, the Company announced that the TSX had accepted the notice filed by the Company of its intention to renew its normal course issuer bid for its Class B Non-Voting Shares through the facilities of the TSX.  The Company intends to purchase for cancellation a maximum of 1,500,000 Class B Non-Voting Shares.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2007
(in thousands of Canadian dollars except share information)

During the first three quarters of fiscal 2007, the Company repurchased and cancelled 524,100 Class B Non-Voting Shares at an average price of $46.52 per share, for a total cash consideration of the carrying value of the shares repurchased by $13,330, which amount was charged toretained earnings.

8.  BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through three reportable operating segments:

Radio

The Radio segment now comprises 50 radio stations, situated primarily in high-growth urban centres in Canada.  Revenues are derived from advertising broadcast over these stations.

Television

The Television segment includes interests in several specialty television networks, pay television, conventional television stations, a digital music service and cable advertising services, and the Nelvana production studio.  Revenues are generated from subscriber fees and advertising.

Content

The Content segment includes the distribution of television programs and the sale and licensing of related products.  Revenues are generated from licensing of proprietary films and television programs, merchandise licensing and publishing.

The Content segment derives programs for distribution through two means: (1) production by the Nelvana studio; and (2) acquisition from third party producers.  Prior to fiscal 2007, the studio was considered to be part of the Content segment.  As a result of changes made to Corus’ management structure in early fiscal 2007, the production studio is now considered part of the Television segment and the activities of the studio are included in Television’s results.  The segment results of Television and Content for the prior year have been restated to reflect certain aspects of this change.  The impact of the items restated on fiscal 2006 is to increase Television’s revenues and segment profit by $1,680 and $13, respectively, in the third quarter, and by $6,284 and $646 for the year to date, with a corresponding decrease in Content.  For other aspects of the new business relationship between the Content and Television segments, it is impracticable to restate prior years.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies.  Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.  Transactions between reporting segments are recorded at fair value.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2007
(in thousands of Canadian dollars except share information)

(a)  Revenues and segment profit

Three months ended May 31, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	74,765	109,242	14,606	-	(1,001)	197,612
Direct cost of sales, general and administrative expenses	50,538	63,621	14,554	6,432	(1,033)	134,112
Segment profit	24,227	45,621	52	(6,432)	32	63,500
Depreciation	1,516	1,878	831	1,061	-	5,286
Amortization	-	-	-	300	-	300
Interest on long-term debt	-	-	-	9,114	-	9,114
Other expense, net	570	151	564	(611)	-	674
Income (loss) before income taxes and non-controlling interest	22,141	43,592	(1,343)	(16,296)	32	48,126

Three months ended May 31, 2006
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	71,904	100,631	10,914	-	(1,887)	181,562
Direct cost of sales, general and administrative expenses	50,763	58,931	10,437	5,547	(1,818)	123,860
Segment profit	21,141	41,700	477	(5,547)	(69)	57,702
Depreciation	1,976	1,815	789	1,127	-	5,707
Amortization	-	423	-	400	-	823
Interest on long-term debt	-	-	-	9,041	-	9,041
Other expense, net	3,646	19	(297)	1,276	-	4,644
Income (loss) before income taxes and non-controlling interest	15,519	39,443	(15)	(17,391)	(69)	37,487

Nine months ended May 31, 2007
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	209,192	332,051	43,672	-	(3,376)	581,539
Direct cost of sales, general and administrative expenses	151,368	185,144	40,484	17,472	(3,666)	390,802
Segment profit	57,824	146,907	3,188	(17,472)	290	190,737
Depreciation	4,339	5,881	2,556	3,012	-	15,788
Amortization	-	355	-	900	-	1,255
Interest on long-term debt	-	-	-	27,021	-	27,021
Other expense, net	1,321	5,529	2,251	(1,864)	-	7,237
Income (loss) before income taxes and non-controlling interest	52,164	135,142	(1,619)	(46,541)	290	139,436

Nine months ended May 31, 2006
	Radio	Television	Content	Corporate	Eliminations	Consolidated
Revenues	202,080	304,983	39,072	-	(4,844)	541,291
Direct cost of sales, general and administrative expenses	149,572	174,238	36,802	16,147	(5,072)	371,687
Segment profit	52,508	130,745	2,270	(16,147)	228	169,604
Depreciation	5,165	5,489	2,238	2,841	-	15,733
Amortization	-	799	-	1,507	-	2,306
Interest on long-term debt	-	-	-	34,581	-	34,581
Debt refinancing loss	-	-	-	131,951	-	131,951
Other expense, net	3,930	357	(301)	(593)	-	3,393
Income (loss) before income taxes and non-controlling interest	43,413	124,100	333	(186,434)	228	(18,360)

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2007
(in thousands of Canadian dollars except share information)

The Corporate segment represents the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

(b)  Segment assets

	As at May 31, 2007	As at August 31, 2006
Radio	712,674	706,007
Television	1,057,309	945,129
Content	88,089	98,935
Corporate	81,279	94,836
Eliminations	(3,288)	(2,698)
	1,936,063	1,842,209

Assets are located primarily within Canada.

9.	FINANCIAL INSTRUMENTS

Fair values

The fair values of long-term debt and derivative financial instruments have been determined as follows:

Long-term debt

The carrying value of the Company's bank loans approximates their fair value because interest charges under the terms of the bank loans are based on current Canadian bankers' acceptance and LIBOR rates.

Derivative financial instruments

The estimated fair values of these agreements are as follows:

	May 31, 2007		August 31, 2006
	Carrying value	Estimated fair value	Carrying value	Estimated fair value
Interest rate swap agreements	-	9,647	-	2,012
Total return swap agreements	799	799	-	-

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2007
(in thousands of Canadian dollars except share information)

10.	EARNINGS (LOSS) PER SHARE

        The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings (loss) per share amounts:

	Three months ended May 31,		Nine months ended May 31,
	2007	2006	2007	2006
Net income (loss) for the period [numerator]	29,587	23,154	85,799	(11,171)

Weighted average number of shares outstanding [denominator]
Weighted average number of shares outstanding - basic	42,368	42,283	42,240	42,629
Effect of dilutive securities	1,004	893	1,041	-
Weighted average number of shares outstanding - diluted	43,372	43,176	43,281	42,629

For the nine months ended May 31, 2006, options issued under the Company’s Stock Option Plan were not included in the computation of diluted loss per share because the effect on the computation of exercising the options is anti-dilutive.

11.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2007	2006	2007	2006
Interest paid	8,877	8,174	25,970	52,665
Interest received	148	88	748	2,267
Income taxes paid	3,918	1,795	29,994	25,767

12.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) and retained earnings as a result of exposure to foreign currency exchange rate fluctuations.  A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended May 31,		Nine months ended May 31,
	2007	2006	2007	2006
Direct cost of sales, general and administrative expenses	(527)	(619)	(157)	(723)
Other expense (income), net	164	222	47	302
Total foreign exchange gains	(363)	(397)	(110)	(421)

Corus Entertainment Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
May 31, 2007
(in thousands of Canadian dollars except share information)

An analysis of the cumulative translation adjustment shown separately in shareholders’ equity is as follows:

Balance, August 31, 2006	(11,528)
Effect of exchange rate fluctuation on translation of net assets of self-sustaining foreign operations	(428)
Balance, May 31, 2007	(11,956)

13.	CONTRIBUTED SURPLUS

Balance, August 31, 2006	6,878
Stock-based compensation	3,106
Exercise of stock options	(714)
Balance, May 31, 2007	9,270

14.	COMMITMENTS

In the third quarter of fiscal 2007, the Company entered into a 20-year lease agreement with the City of Toronto to become the primary tenant in a new building to be constructed on the Toronto waterfront.  The rent commitment associated with this lease for the next five years and thereafter is as follows:

2008	-
2009	-
2010	5,201
2011	6,935
2012	6,935
Thereafter	168,649
187,720

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